RESIN SYSTEMS INC.

Interim Financial Statements

For the Second Quarter Ended June 30, 2004

These financial statements have not been reviewed by our auditors KPMG LLP.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS
(Canadian Dollars)

As at	2004 June 30, (unaudited)	2003 DECEMBER 31,
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,575,050	$ 1,015,658
Accounts receivable	426,121	2,182,450
Inventories	852,635	376,112
Prepaid expenses and deposits	160,272	193,398
	$ 13,014,078	3,767,618
Prepaid rent and security deposit	71,624	72,310
Property, plant and equipment (note 3)	2,570,703	1,537,296
Intangible assets	1,382,108	1,536,267
	$ 17,038,513	$ 6,913,491
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payables	$ 483,737	$ 1,054,914
Accrued liabilities	312,724	240,116
Current portion of obligations under capital lease (note 4)	54,640	--
Current portion	851,101	1,295,030
Long-term payable to NRC	428,263	385,274
Obligations under capital lease Net of current portion (note 4)	93,400	--
	1,372,764	1,680,304
Shareholders' equity:		
Share capital (note 5)	37,605,123	22,103,610
Contributed surplus (note 2)	1,609,159	1,049,369
Deficit (note 2)	(23,548,533)	(17,919,792)
	15,665,749	5,233,187
Future operations (note 1)		
Commitments (note 7)		
	$ 17,038,513	$ 6,913,491

See accompanying notes to interim consolidated financial statements.
On behalf of the Board:

Signed " Greg Pendura"   **Signed " Brian Carpenter"**
Director   Director

RESIN SYSTEMS INC.

Interim Consolidated Statements of Loss and Deficit
(Canadian Dollars)
Six months ended June 30, 2004 and the four months ended December 31, 2003
Unaudited

	Three Months Ended		Six Months Ended		Four Months Ended
	June 30, 2004	May 31, 2003	June 30, 2004	May 31, 2003	December 31, 2003
Product Revenue	$ 113,414	$ 57,717	$ 314,567	$ 114,845	$ 453,156
Other Revenue	15,874	12,558	36,900	24,662	8,264
	129,288	70,275	351,467	139,507	461,420
Expenses:					
Cost of sales	53,993	15,051	144,029	55,429	333,899
Direct and product development	949,323	505,253	1,894,011	889,172	1,147,537
Marketing and business development	233,057	155,011	438,752	256,728	387,997
General and administrative	1,478,832	522,817	3,191,749	1,121,139	1,269,047
Interest and other charges	7,332	17,712	624	41,057	22,689
Amortization of property, plant and equipment	68,721	52,058	156,884	70,630	82,071
Amortization of intangibles	81,079	--	154,159	--	109,733
	2,872,337	1,267,902	5,980,208	2,434,155	3,352,973
Net loss	(2,743,049)	(1,197,627)	(5,628,741)	(2,294,648)	(2,891,553)
Deficit, beginning of period	(20,805,484)	(11,904,049)	(17,919,792)	(10,807,028)	(14,870,718)
Deficit, before undernoted	(23,548,533)	(13,101,676)	(23,548,533)	(13,101,676)	(17,762,271)
Adjustment to reflect change in accounting For Employee stock option (note 2)	--	--	--	--	(157,521)
Deficit, end of period	$ (23,548,533)	$ (13,101,676)	$ (23,548,533)	$ (13,101,676)	$ (17,919,792)
Basic and diluted loss per common share	$ (0.05)	$ (0.04)	$ (0.10)	$ (0.08)	$ (0.06)
Basic and diluted loss per common share as restated	(0.05)	(0.04)	(0.10)	(0.08)	(0.06)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Interim Consolidated Statements of Cash Flows
(Canadian Dollars)
Six months ended June 30, 2004 and the four months ended December 31, 2003
Unaudited

	Three Months Ended		Six Months Ended		Four Months Ended
	June 30, 2004	May 31, 2003	June 30, 2004	May 31, 2003	December 31, 2003
Cash provided by (used in):					
Operating:					
Net loss	$ (2,743,049)	$ (1,197,627)	$ (5,628,741)	$ (2,294,648)	$ (2,891,553)
Items which do not involve cash:					
Amortization	149,800	52,058	311,043	70,630	191,804
Gain on sale of assets	--	--	(1,569)	--	--
Shares to be issued pursuant to ARC agreement	--	91,740	18,811	128,144	103,017
Consulting services settled by reduction of	--	--	--	--	--
share purchase loan	--	36,000	--	59,452	31,540
Compensatory stock options to employee					
& non-employees	346,901	--	639,806	--	62,407
Change in non-cash operating working capital	(623,468)	306,077	818,117	259,614	(1,241,106)
	(2,869,816)	(711,752)	(3,842,533)	(1,776,808)	(3,743,891)
Financing:					
Proceeds from issue of share capital, net of					
transaction costs	12,411,164	294,794	15,398,932	3,481,653	3,136,302
Proceeds from NRC	42,989	83,628	42,989	164,720	41,849
Repayment of capital lease	(21,830)	--	(21,830)	--	--
	12,432,323	378,422	15,420,091	3,646,373	3,178,151
Investing:					
Purchase of property, plant and equipment	(300,003)	(549,063)	(1,029,852)	(632,372)	(602,779)
Prepaid rent and security deposit	(5,293)		686		(48,217)
Acquisition of intangible assets	--	(16,472)	--	(21,683)	--
Proceeds on sale property, plant and equipment	--		11,000		--
	(305,296)	(565,535)	(1,018,166)	(654,055)	(650,996)
Increase (decrease) in cash	9,257,211	(898,865)	10,559,392	1,215,510	(1,216,736)
Cash and cash equivalents, beginning of period	2,317,839	2,243,191	1,015,658	128,816	2,232,394
Cash and cash equivalents, end of period	$ 11,575,050	$ 1,344,326	$ 11,575,050	$ 1,344,326	$ 1,015,658

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the four months ended December 31, 2003 and years ended August 31, 2003 and 2002.

The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry. It has received regulatory approval for this change. The Balance Sheets represent the six months ended June 30, 2004 with comparative figures of the four months ended December 31, 2003. The Statements of Loss and Deficit, and Statements of Cash Flows represent the three and six months ending June 30, 2004 compared to the three and six months ending May 31, 2003 and the four months ending December 31, 2003.

1. Nature of operations and future operations:

Future operations:
   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities. For the six months ended June 30, 2004 and the four months ended December 31, 2003, the Company reported a loss of $5,628,741 and $2,891,553 and has an accumulated deficit of $23,548,533 and $17,919,792 respectively. As at June 30, 2004 the Company has positive working capital of $12,162,977.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the "going concern" assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the "going concern" assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company's liabilities and commitments as they become payable.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

2. Change in Accounting Policy:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has not restated prior periods. For options issued before January 1, 2004, we are required to disclose the pro forma information as if the Company had accounted for stock options issued from September 1, 2002 under the fair value method.

The pro forma effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount. The effect of the change on basic loss per share was immaterial.

The pro forma effect of adopting the fair value based method is to increase the loss for the six months ended May 31, 2003, by $8,309 and increase the retained deficit, and to increase contributed surplus by the same amount. The effect of the change on basic loss per share was immaterial.

The fair value of stock based compensation is based upon the Black-Scholes option pricing model. For options granted in these periods the amounts are based using the following assumptions:

As at December 31, 2003:

Risk free interest rate	3.75%
Expected life of option	5 years
Expected volatility	119%
Expected dividends	Nil

As at May 30, 2003:

Risk free interest rate	3.6%
Expected life of option	5 years
Expected volatility	120%
Expected dividends	Nil

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

3 Capital assets:

During the six months ended June 30, 2004 the Company sold an automobile for proceeds of $11,000 and incurred a gain on sale of $1,569. Additionally, the Company purchased various manufacturing, office and computer equipment, as well as, office furniture for a total of $1,199,722.

4 Obligations under capital lease:

The Company entered into a capital lease with respect to the purchase of office furniture. The lease concludes on January 15, 2007.

	Amount
June 30, 2005	$ 61,945
June 30, 2006	61,945
January 30, 2007	36,135
Minimum lease payments	160,025
Less amount representing interest at 6%	11,985
Present value of net minimum capital lease payments	148,040
Current portion of obligations under capital lease	(54,640)
	$ 93,400

Interest of $3,980 relating to capital lease obligations has been included in interest and other charges.

5 Share capital:

(a) Authorized and issued shares:

	Number of shares	Amount
Balance December 31, 2003	51,830,409	22,103,610
Shares issued pursuant to ARC Agreement	24,151	18,811
Stock options exercised net of contributed surplus of $83,770	1,388,333	676,586
Exercise of warrants	6,868,180	5,900,510
Private placement	8,272,909	9,513,845
Promissory notes for shares paid	--	98,000
Transaction costs	--	(706,239)
Balance June 30, 2004	68,383,982	37,605,123

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

5 Share capital, (continued):

(a) Authorized and issued shares (continued):

During the first quarter, holders of warrants from the private placements in January 2003 exercised a total of 3,870,680 warrants for gross proceeds of $2,903,010.

During the second quarter, holders of warrants from the private placements in December 2003 exercised a total of 2,997,500 warrants for gross proceeds of $2,997,500.

Additionally during the second quarter, the Company completed a private placement which issued 8,272,909 equity units for gross proceeds of $9,513,845. Each equity unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for twelve months form the closing date of the placement at a price of $1.50 per share.

During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share. Payment for these shares was made in the form of promissory notes totaling $150,000. As collateral for these notes the Company held the 750,000 shares.

Additionally, in conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common shares and 483,850 Common Share purchase warrants in exchange for a promissory note in the amount of $193,540. The promissory note was repaid through the provision of consulting services at approximately $12,000 per month. As collateral for the note, the Company held the 483,850 Common Shares and warrants.

During the year ended August 31, 2002, payment and use of services totaled $20,000 and 55,000 shares were released. During the year ended August 31, 2003, payment and services totaled $194,000 and 250,000 shares were released. For the four months ended December 31, 2003 use of services totaled $31,540 and 78,850 shares were released. The balance as at December 31, 2003, related exclusively to the options transaction and during the six months ended June 30, 2004 the following share transactions were completed:

	Number of Shares	Amount
Balance as at December 31, 2003	490,000	$ 98,000
Payment relating to shares	(490,000)	(98,000)
Balance as at June 30, 2004	--	--

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

5 Share capital, (continued):

(b) Stock based compensation:

The Company recorded $639,806 in stock based compensation to employees, directors and consultants during the six months ended June 30, 2004, which was included in general and administrative expenses. This compensation is based upon the Black-Scholes option pricing model. For the options granted in the period, the amount is based using the following weighted average assumptions:

Risk free interest rate	3.18%
Expected life of option	1 year
Expected volatility	112%
Expected dividends	Nil

(c) Stock options:

The Company granted 450,000 stock options to consultants during the six months ended June 30, 2004. The particulars of the options are; 200,000 with an exercise price of $1.00, 100,000 with an exercise price of $3.00, 100,000 with and exercise price of $0.85 and 50,000 with an exercise price of $1.33. These options were granted on February 5, 2004, February 5, 2004, April 6, 2004 and April 30, 2004 respectively. They expire on February 4, 2006, February 4, 2006, April 6, 2005 and April 30, 2005 respectively.

Outstanding options

A summary of the status and changes in the Company's outstanding stock options is presented below:

	Number of share options	Weighted average exercise price
Outstanding December 31, 2003	6,595,500	$ 0.72
Granted	450,000	1.45
Exercised	(1,388,333)	(0.46)
Outstanding, June 30, 2004	5,657,167	$ 0.84

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

5 Share capital, (continued):

(c) Stock options, (continued):
Outstanding options, (continued)

The following table summarizes information about the stock options
outstanding as at June 30, 2004:

Exercise price	Number outstanding	Weighted average years remaining	Exercisable at June 30, 2004
$0.34	40,000	1.22	40,000
0.34	30,000	1.25	30,000
0.34	315,000	2.39	215,000
0.40	200,000	2.84	200,000
0.40	527,500	2.89	465,000
0.50	40,000	2.59	20,000
0.55	150,000	3.42	150,000
0.56	300,000	3.39	--
0.57	600,000	3.47	600,000
0.65	40,000	2.03	40,000
0.80	200,000	4.45	100,000
0.80	466,667	4.48	133,332
0.85	100,000	0.77	100,000
0.90	25,000	4.35	8,333
1.00	50,000	1.74	33,334
1.00	200,000	0.60	50,000
1.14	1,223,000	4.24	--
1.18	1,000,000	3.52	--
1.33	50,000	0.83	--
3.00	100,000	0.60	25,000
	5,657,167	3.34	2,209,999

Options held by consultants:
Included in the outstanding stock option amounts above, are options
that were granted to consultants, the details of which are outlined
below.

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2003	2,640,000	$ 0.82
Granted	450,000	1.45
Exercised	(192,500)	(0.57)
Outstanding, June 30, 2004	2,897,500	$ 0.94

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

5 Share capital, (continued):

(d) Warrants:
Pursuant to a private placement completed on December 29, 2003, 3,750,000 warrants were issued. The warrants have two exercise prices depending on the exercise date. If exercised on or before June 29, 2004, the exercise price is $1.00 each, if after that date but before December 29, 2004 the exercise price is $1.25 each after which, the warrant expires. During the six months ended June 30, 2004, holders of these warrants exercised 2,997,500 warrants for gross proceeds of $2,997,500.

Pursuant to a private placement completed on May 19, and June 1, 2004, the Company issued 3,606,380 and 530,075 warrants respectively. These warrants have expiry dates of May 20, and June 1, 2005 with an exercise price of $1.50 each. Additionally, 449,239 "broker warrants" were issued to Kingsdale Capital pursuant to the close of May 19, 2004. Each of these warrants entitles Kingsdale to acquire on or before May 20, 2005 one equity unit of the Company and subsequent to May 20, 2005 and on or before November 20, 2005 one Common Share of the Company at an exercise price of $1.15 each. 65,500 broker warrants were issued to Kingsdale pursuant to the June 1, 2004 close which allow them to acquire one equity unit of the Company on or before June 1, 2005 and if subsequent to June 1, 2005 and on or before December 1, 2005 one Common Share of the Company at an exercise price of $1.15 each.

(e) Loss per share:
Owning to the change of the escrow agreement from a performance to time release based approved in October 2002, those shares held in escrow are included in the loss per share calculation as at June 30, 2004 and December 31, 2003. The weighted average Common Shares outstanding for the six months ended June 30, 2004 and four month period ended December 31, 2003 was 58,143,207 and 47,622,018 respectively.

The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

6. Segmented information:

The Company's activities comprise one business segment.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued
(Canadian Dollars)
(unaudited)
Six months ended June 30, 2004 and Four months ended December 31, 2003

7   Commitments:

   (a) Operating leases

      The Company has entered into three agreements to lease plant and
office space in Edmonton and Calgary for varying periods. In Edmonton
the Company has two locations; one for R&D plant and head office and
one for production operations. The head office location has an
initial term running until January 31, 2007 with a renewal option for
another five years. The production location has a term running to
February 28, 2005. The Calgary location is office space with an
initial term running to March 31, 2011, with two five-year renewal
options. The minimum rent payable for each of the next five years and
thereafter is as follows:

Year ended	Lease Payments
June 30, 2005	$ 293,866
June 30, 2006	199,556
June 30, 2007	165,484
June 30, 2008	118,019
June 30, 2009	126,654
Thereafter	221,645